

Mail Stop 4631

September 30, 2016

<u>Via E-mail</u>
James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

> **Re:** **Bare Metal Standard, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 19, 2016**
> **File No. 333-210321**

Dear Mr. Bedal:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. In both comment 6 of our letter dated June 13, 2016 and comment 10 of our letter dated August 3, 2016 we requested that you expand <u>in the registration statement</u> upon the obvious connections with Taylor Brothers. In comment 9 of our letter dated September 8, 2016, we requested disclosure <u>in the registration statement</u> of the likelihood that you would use Taylor Brothers existing relationships and networks. We reissue all three comments. Your supplemental responses to all three comments provided little meaningful insight and you amended the registration statement to provide modest additional disclosure. We also note that despite your statement in response to comment 12 of our letter dated September 8, 2016 that Taylor Brothers does not sell or support franchises, Taylor Brothers' website still provides that James Bedal's title is "Leader of our Franchise Development." Please provide meaningful disclosure <u>in the registration statement</u> of your connections with Taylor Brothers, the reliance you will place on their existing business network and relationships and the possibility that Taylor Brothers may compete with your potential franchisees.

2. We note your response to comment 2 of our letter dated September 8, 2016, and we reissue the comment in part. You previously disclosed issuances of unregistered securities to your officers and directors and Mr. Schinderman. Additionally, your present amendment discloses your placement of unregistered securities to ten investors between February 8, 2016 and April 25, 2016. Please provide the disclosure required by Item 701 of Regulation S-K.

3. We note your response to comment 2 of our letter dated September 8, 2016, and we reissue the comment in part. Please provide the disclosure required by Item 511 of Regulation S-K.

Calculation of Registration Fee

4. Please revise footnote (3) to disclose that you are registering 6,000,000 common shares and 6,000,000 warrants and to include 6,000,000 common shares underlying the warrants.

Summary

5. We note your response to comment 4 of our letter dated September 8, 2016, and we reissue the comment. Your revised Determination of Offering Price on page 17 now states that you are offering "share unit[s]" at a price of $.50. Your registration statement continues to state elsewhere, however, that investors will pay $.50 per share rather than per unit. Please revise throughout your registration statement to state that investors will pay $.50 per unit and to state that investors will receive a warrant for each unit purchased, not for each share.

The Offering, page 7

6. Please revise the first box in the second row to state "Price per Unit."

7. We note your response to comment 5 of our letter dated September 8, 2016, and we reissue the comment. Please revise here and elsewhere to disclose that you will continue to sell all securities at a fixed price for the duration of this offering. See Rule 415(a)(4) of Regulation C of the Securities Act of 1933.

Determination of Offering Price, page 17

8. We note the statement, "the following table illustrates per share of common stock dilution that may be experienced by investors…" Please remove this sentence as the table appears to represent the net proceeds at varying levels of share purchases.

9. Please revise your filing to move your use of proceeds table to the Use of Proceeds heading on page 17. Further, please revise your table to ensure the components of your expected use of proceeds totals the net proceeds amount.

Common Stock, page 18

10. Please revise the first sentence in this section to state that holders of common stock are entitled to one "cumulative" vote per share on all matters on which stockholders may vote.

Dilution, page 19

11. Please revise your filing to complete your dilution table.

Description of Business, page 20

12. Your website discloses franchise operations in Idaho, Iowa, Kansas, Missouri, Oklahoma, Oregon and Texas. Please update your Business and Plan of Operations sections to expand upon these aspects of your operations. For instance, please disclose whether these franchises have begun operations and when you anticipate receiving remuneration from them and disclose the material terms of the franchise agreements. Please file as exhibits all contracts representing any agreements you may have with these franchises. Refer to Item 601(b)(10) of Regulation S-K. If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit. For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

Indemnification, page 31

13. We note your response to comment 14 of our letter dated September 8, 2016. Bylaws Article VIII Section 1 provides for indemnification for reasonable expenses incurred by your officers, directors, agents and employees. Your disclosure in paragraph b) on page 31 states that your company will indemnify such persons for all costs, charges and expenses. Please reconcile, or advise.

   You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Thomas C. Cook, Esq.